UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

28, Boulevard F.W. Raiffeisen,
L-2411, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

TABLE OF CONTENTS

ITEM
1.	Press Release dated September 18, 2026 titled “Fitch Ratings Initiates Coverage of Adecoagro with a BB Corporate Credit Rating and Stable Outlook”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By:	/s/ Emilio Federico Gnecco
	Name:	Emilio Federico Gnecco
	Title:	Chief Financial Officer
Date: September 18, 2026

Fitch Ratings Initiates Coverage of Adecoagro with a BB Corporate Credit Rating and Stable Outlook

LUXEMBOURG, September 18, 2026 /PRNewswire/ -- Adecoagro S.A. (NYSE: AGRO) (“Adecoagro” or the “Company”), a leading sustainable production company in South America, announced today that Fitch Ratings (“Fitch”) has initiated coverage of the Company and assigned ‘BB’ Long-Term Local Currency and Foreign Currency Issuer Default Ratings (IDRs), with a Stable Outlook.

The BB rating reflects Adecoagro’s strong financial profile, disciplined capital allocation strategy, and enhanced business diversification. Over the past several months, the Company has nearly doubled its consolidated EBITDA and cash flow generation through the acquisition of Profertil, which added a leading fertilizers business to its portfolio. This transaction has broadened Adecoagro’s earnings base, increased the stability of its cashflows, and further strengthened the Company’s ability to navigate commodity cycles.

The rating also recognizes Adecoagro’s commitment to maintaining prudent leverage levels. Fitch expects net leverage to continue declining, supported by higher EBITDA generation and ongoing debt reduction. In addition, Adecoagro’s diversified funding sources, continued access to both capital markets and bank financing, and the strong support of its shareholders, enhance its financial flexibility and support the ongoing strengthening of its balance sheet.

Fitch’s full rating report is available on the Fitch Ratings website.

About Adecoagro:

Adecoagro is a leading sustainable production company in South America. Adecoagro owns 210.4 thousand hectares of farmland and several industrial facilities spread across the most productive regions of Argentina, Brazil and Uruguay, where it produces 3.1 million tons of agricultural products, 1.3 million tons of fertilizers and over 1 million MWh of renewable electricity.

For questions, please contact:

Adecoagro
Victoria Cabello - IR Officer
Email: ir@adecoagro.com